EXHIBIT 99.68
                                                                -------------

NEWS RELEASE VIA CANADA NEWSWIRE, CALGARY 403-269-7605

                 ATTENTION BUSINESS EDITORS:
                 ADVANTAGE ANNOUNCES MONTHLY DISTRIBUTION OF $0.23 PER UNIT

                 (TSX: AVN.UN)

                 CALGARY, JAN. 19 /CNW/ - ADVANTAGE ENERGY INCOME FUND IS PLEASED TO ANNOUNCE THAT THE CASH DISTRIBUTION FOR THE MONTH OF JANUARY WILL BE $0.23 PER UNIT WHICH IS CONSISTENT WITH THE PREVIOUS MONTHLY DISTRIBUTION RATE. THE CURRENT MONTHLY DISTRIBUTION REPRESENTS AN ANNUALIZED YIELD OF 15.5% BASED ON THE JANUARY 16, 2004 CLOSING PRICE OF $17.83 PER UNIT.
                 THE DISTRIBUTION WILL BE PAYABLE ON FEBRUARY 17, 2004 TO UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON JANUARY 30, 2004. THE EX-DISTRIBUTION DATE IS JANUARY 28, 2004. THE CASH DISTRIBUTION IS BASED ON 36.8 MILLION UNITS CURRENTLY OUTSTANDING.
                 %SEDAR: 00016522E

                /FOR FURTHER INFORMATION: MR. GARY F. BOURGEOIS, VP CORPORATE DE VELOPMENT, PHONE: (416) 945-6636, TOLL FREE: 1-866-393-0393; ADVANTAGE ENERGY INCOME FUND, PHONE: (403) 261-8810, FAX: (403) 262-0723, WEB SITE: WWW.ADVANTAGE INCOME.COM, E-MAIL: ADVANTAGE(AT)ADVANTAGEINCOME.COM/
                 (AVN.UN.)

CO: ADVANTAGE ENERGY INCOME FUND CNW
14:57E 19-JAN-04